NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("LAC Common Shares") of Lithium Americas Corp. (the "Company or "LAC") will be held at Suite 400, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5 and virtually at meetnow.global/M7N5FHV, on July 31, 2023 at 10:00 a.m. (Pacific Time):

At the Meeting, Shareholders will be asked to consider the following matters:

1. To receive the consolidated financial statements of the Company for the year ended December 31, 2022, together with the report of the auditors thereon.

2. To set the number of directors (the "Directors") of the Company at eight (8).

3. To elect Directors of the Company for the ensuing year.

4. To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration.

5. To approve a non-binding advisory resolution on the Company's executive compensation.

6. To consider and, if deemed appropriate, to pass, with or without variation, a special resolution of the Shareholders (the "Arrangement Resolution"), the full text of which is attached as Schedule "A" to the management information circular (the "Circular") for a statutory arrangement under section 288 of the Business Corporations Act (British Columbia) (the "Arrangement") which involves, among other things, Shareholders receiving one common share of the Company, being Lithium Americas (Argentina) Corp. post-Arrangement, and one common share of a new entity to be named "Lithium Americas Corp." ("New LAC") in exchange for each LAC Common Share held on the effective date of the Arrangement.

7. Subject to the approval of the Arrangement Resolution, to consider and, if thought fit, approve, with or without variation, an ordinary resolution of Shareholders (the "New LAC Incentive Plan Resolution"), the full text of which is attached as Schedule "B" to the Circular, to approve an equity incentive plan for New LAC, as more fully described in the Circular.

8. To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of disinterested Shareholders, the full text of which is attached as Schedule "O" to the Circular, to approve, in connection with an approximately US$650 million equity investment in the Company by General Motors Holdings LLC ("GM") in two tranches (the "GM Transaction"), the maximum pricing limitation for the second tranche subscription of US$27.74 per share (as adjusted for the Arrangement), all as more fully described in the Circular.

9. To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of disinterested Shareholders, the full text of which is attached as Schedule "P" to the Circular, to approve, in connection with the GM Transaction, the ownership by GM and its affiliates of more than 20% of the issued and outstanding common shares of the Company (or following the Arrangement, New LAC).

10. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of these matters to be put before the Meeting are set forth in the Circular accompanying this notice. The board of Directors (the "Board") has approved the contents of the Circular and the distribution of the Circular to Shareholders. The consolidated financial statements and related management's discussion and analysis of the Company for the financial year ended December 31, 2022 have been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on the Company's website at www.lithiumamericas.com or on SEDAR at www.sedar.com. All Shareholders are reminded to review the Circular before voting. Registered shareholders have a right of dissent in respect of the proposedarrangement and to be paid the fair value of their LAC Common Shares. The dissent rights are described in the accompanying Circular and are attached to the Circular as Schedule "G". Failure to strictly comply with the required procedures may result in the loss of any right of dissent.

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Shareholders have the right to vote if they were a Shareholder of the Company at the close of business on June 12, 2023, the record date set by the Board for determining the Shareholders entitled to receive notice of and vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you have any questions relating to the attached document or with the completion and delivery of your proxy, please contact Morrow Sodali (Canada) Ltd., the proxy solicitation agent, by telephone at 1-888- 999-2944 (North American Toll Free) or 1-289-695-3075 (Collect Outside North America); or by email at assistance@morrowsodali.com.

Shareholders who are unable to attend the Meeting are encouraged to vote their proxy by mail, internet or telephone. Shareholders will need the control number contained in the accompanying form of proxy in order to vote. Further information on how to vote can be found in the section "Voting Information - How to Vote" in the Circular. To be valid, a Shareholders proxy must be received by the Company's transfer agent, Computershare Investor Services Inc., no later than 10:00 a.m. (Pacific Time) on July 27, 2023 or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

If you have any questions relating to the Meeting, please contact the Company at 778-656-5820 or by email at info@lithiumamericas.com.

DATED at Vancouver, British Columbia this 16th day of June, 2023.

On behalf of the Board of Directors

(signed) "George Ireland"

Chair of the Board

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Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. Toll Free 1-866-964-0492
www.computershare.com/ noticeandaccess

Notice of Availability of Proxy Materials for LITHIUM AMERICAS CORP. Annual and Special Meeting

Meeting Date and Location:

When:	July 31, 2023	Where:	Suite 400, 900 West Hastings Street,	Fold
	10:00 am (Pacific Time)		Vancouver, British Columbia V6C 1E5 and
online at https://meetnow.global/M7N5FHV

You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

https://www.lithiumamericas.com/investors/#reports-and-filings

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials	Fold

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than July 20, 2023. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:	For Holders with a 16 digit Control Number:
To obtain paper copies of the materials before or after the meeting date, please contact 1-844-221-7982.	To obtain paper copies of the materials before or after the meeting date, please contact 1-844-221-7982.

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Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. Number of Directors - Set Number of Directors on the Board

2. Election of Directors - Elect Directors

3. Appointment of Auditors - Appoint the Auditor

4. Approval of Approach to Executive Compensation - Approach to Executive Compensation

5. Approval of the Arrangement Resolution - Approval of the Arrangement; Schedule "A" - Arrangement Resolution

6. Approval of the New LAC Incentive Plan Resolution - Approval of the New LAC Incentive Plan; Schedule "B" - New LAC Incentive Plan Resolution

7. Approval of the GM Tranche 2 Pricing Resolution - Approval of Matters in Respect of the GM Transaction; Schedule "O" - GM Tranche 2 Pricing Resolution	Fold

8. Approval of the GM Tranche 2 Ownership Resolution - Approval of Matters in Respect of the GM Transaction; Schedule "P" - GM Tranche 2 Ownership Resolution

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

• No Annual Report (or Annual Financial Statements) is (are) included in this mailing

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